FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2006

Silver Wheaton Corp.

(Translation of registrant's name into English)

Suite 1550, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F _____          Form 40 F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K:

1. Material Change Report dated March 27, 2006 – FORM 51-102F3,  MATERIAL CHANGE REPORT UNDER NATIONAL INSTRUMENT 51-102

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Silver Wheaton Corp.
(Registrant)

Date: July 17, 2006	By: /s/ Peter Barnes
Name

Its: President and Chief Executive Officer
(Title)

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

1.

Name and Address of Company

Silver Wheaton Corp. (“Silver Wheaton”)

Waterfront Centre, Suite 1550, 200 Burrard Street

Vancouver, British Columbia  V6C 3L6

2.

Date of Material Change

March 27, 2006

3.

News Release

A news release with respect to the material change referred to in this report was disseminated through CNN Matthews on March 27, 2006 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.

Summary of Material Change

Silver Wheaton announced that it has entered into an agreement with GMP Securities L.P. and a syndicate of underwriters including Canaccord Capital Corporation, Scotia Capital Inc., BMO Nesbitt Burns Inc., Haywood Securities Inc., Salman Partners Inc., Blackmont Capital Inc., RBC Capital Markets and Sprott Securities Inc. which have agreed to purchase, on a bought deal basis, 14.6 million common shares of Silver Wheaton at a purchase price of C$12.00 per share, for aggregate gross proceeds of approximately C$175 million.  The underwriters will also have the option to purchase up to an additional 14% shares at the issue price for a period of 30 days from the closing of the offering.  In the event that the option is exercised in its entirety, the aggregate gross proceeds of the offering will be approximately C$200 million.

5.

Full Description of Material Change

Silver Wheaton announced that it has entered into an agreement with GMP Securities L.P. and a syndicate of underwriters including Canaccord Capital Corporation, Scotia Capital Inc., BMO Nesbitt Burns Inc., Haywood Securities Inc., Salman Partners Inc., Blackmont Capital Inc., RBC Capital Markets and Sprott Securities Inc. which have agreed to purchase, on a bought deal basis, 14.6 million common shares of Silver Wheaton at a purchase price of C$12.00 per share, for aggregate gross proceeds of approximately C$175 million.  The underwriters will also have the option to purchase up to an additional 14% shares at the issue price for a period of 30 days from the closing of the offering.  In the event that the option is exercised in its entirety, the aggregate gross proceeds of the offering will be approximately C$200 million.

Silver Wheaton plans to use the net proceeds of this financing to pay US$40 million due to Glencore International AG ("Glencore") under a promissory note, and to repay bank debt associated with its recent silver acquisition from Glencore.

The common shares to be issued under this offering will be offered by way of a short form prospectus in all of the provinces in Canada and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

The offering is scheduled to close on or about April 18, 2006 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING-STATEMENTS

This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2005 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

Not applicable.

8.

Executive Officer

For further information contact Peter Barnes, Executive Vice President and Chief Financial Officer of Silver Wheaton Corp. at (604) 684-9648.

9.

Date of Report

March 28, 2006.